INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 14, 2021

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II File No. 333-191476 and 811-22894 (the "Registrant") on behalf of the AXS Astoria Inflation Sensitive ETF

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jonathan Grzeskiewicz of the staff of the Securities and Exchange Commission (the "Commission") by telephone on December 9, 2021, on the Registrant's registration statement filed on Form N-1A (the "Registration Statement") relating to the AXS Astoria Inflation Sensitive ETF (the "Fund"), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in Post-Effective Amendment to the Fund's Form N-1A registration statement (the "Amendment") which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses

1.	Please provide the completed Fees and Expenses Table one week in advance prior to filing the Amendment.

Response: Below are the Fees and Expenses tables and Example for the Fund:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund ("Shares"). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.70%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(1)	0.01%
Total Annual Fund Operating Expenses	0.71%

(1)	"Other Expenses" and "Acquired Fund Fees and Expenses" are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$73	$227

Principal Investment Strategies

2.	Given the Fund's name, which includes "Inflation Sensitive," please consider whether the principal investment strategies should include an 80% policy for the Fund in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). Alternatively, please explain why it is appropriate for the Fund to not have an 80% policy.

Response: The Registrant notes that Rule 35d-1 under the 1940 Act (the "Names Rule") requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund's name. However, in the release adopting the Names Rule (the "Adopting Release") and the companion release to the Adopting Release, titled "Frequently Asked Questions About Rule 35d-1 (Investment Company Names)," the SEC Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.1 The Registrant believes the terms "inflation sensitive" in the Fund's name does not identify a type of investment or industry, but rather indicates that the Fund employs an investment strategy, that, among other things, seeks to identify companies that the Fund's sub-advisor believes are positioned to benefit from an inflationary environment. Accordingly, the Registrant respectfully declines to add an 80% policy to the Fund's investment strategies. The Registrant further notes that a number of other registered funds include the term "Inflation" in their names and do not disclose related 80% policies in their prospectuses.

[1]	See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

3.	Please confirm whether the Fund will invest in emerging markets as part of its principal investment strategies. If so, please add disclosure to the principal strategies and related risks, including the extent to which the Fund will invest in emerging markets.

Response: The Registrant confirms that the Fund does not intend to invest in emerging market securities as a principal investment strategy of Fund; therefore, no additional disclosure has been added.

4.	Given the current rise in inflation, please discuss what the Fund will do if the current situation is transitory (e.g., would the Fund liquidate).

Response: The Fund is designed to be a robust and effective solution for investors in all market environments and not just during inflationary environments. An investment in the Fund could be utilized by investors for tactical purposes during inflationary environments as well as for strategic purposes on a long-term basis. The Fund intends to continue with its stated objective of seeking long-term capital appreciation by investing pursuant to its principal investment strategies regardless of whether the current inflationary environment is transitory.

5.	Please add disclosure regarding the maturity and quality guidelines for the fixed income securities in which the Fund may invest.

Response: The Fund may invest in Underlying ETFS that invest in investment grade fixed income securities of any maturity. The Registrant has revised the following sentence in its principal investment strategies:

The Fund may also invest in Underlying ETFs that invest in investment grade fixed income securities of any maturity including~~, in turn, invest in~~ inflation-protected public obligations of the U.S. Treasury, commonly known as "TIPS."

Principal Risks

6.	Please order the risks to prioritize the risks that will most adversely affect the Fund's net asset value, yield and total return. After listing the most significant risks, the remaining risk factors may be listed in alphabetical order (see ADI 2019-08 approving principal risks disclosure).

Response: The Registrant has made the requested revision and reordered the risks as follows:

Market Risk

Equity Securities Risk

Debt Securities Risk

U.S. Treasury Obligations and TIPS Risk

Foreign Securities Risk

Geographic Investment Risk

Currency Risk

MLP Risk

Commodities Risk

Commodity-Linked Derivatives Risk

Real Assets Risk

Underlying ETF Risk

Futures Contracts Risk

Non-Diversification Risk

Sector Focus Risk

Securities Exchange Companies Risk

Depositary Receipts Risk

Mid-Capitalization Companies Risk

Royalty Trusts Risk

New Fund Risk

Market Maker Risk

Operational Risk

Portfolio Management Risk

Active Trading Market Risk

Authorized Participant Concentration Risk

Portfolio Turnover Risk

Premium/Discount Risk

U.S. Tax Risk

Cyber Security Risk

MORE ABOUT THE FUND'S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

7.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Item 9 disclosure.

* * * * *

The Registrant intends to file the Amendment on December 22, 2021, for the Commission's review as well as a request that the effectiveness of the Amendment be accelerated to December 29, 2021.

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary